Josh Shainess, Esq.

Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

June 27, 2022

Re:	6d bytes, inc. dba Blendid
Post-qualification Amendment No. Offering Statement on Form 1-A Filed on June 21, 2022 File No. 024-11889

Dear Mr. Shainess:

On behalf of 6d bytes, inc. dba Blendid (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on Wednesday, June 29, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Vipin Jain

Vipin Jain

CEO

6d bytes, inc. dba Blendid